EXHIBIT 99.1

POET Technologies and Vanguard Automation Collaborate on Solutions for Co-packaged Optics and AI-ML Applications

TORONTO and KARLSRUHE, Germany, March 06, 2023 (GLOBE NEWSWIRE) -- POET Technologies Inc. (“POET” or the “Company”) (TSX Venture: PTK; NASDAQ: POET), the designer and developer of the POET Optical Interposer™ and Photonic Integrated Circuits (PICs) for the data center, telecommunication and artificial intelligence markets and Vanguard Automation GmbH, the developer of 3D-nanoprinted Photonic Wire Bond and Micro-Lens technology and manufacturer of software-defined equipment for photonic integration and packaging, today announced a collaboration to enable the integration of Micro-Lenses on the POET Optical Interposer to maximize coupling efficiency while maintaining POET’s wafer-level passive assembly process.

The POET O-Band LightBar™ solution will soon incorporate Vanguard Automation's Micro-Lenses, advancing scalability for data centers and the AI-ML market.

“The number one requirement for the POET Optical Interposer is to maintain a passive, wafer-level assembly process for POET-designed optical engines and light source products. It is the key to our ability to offer significant scale and cost benefits to our customers,” said Dr. Suresh Venkatesan, Chairman & CEO of POET. “Our optical interposer together with Vanguard Automation’s Facet-Attached-Micro-Lenses creates a powerful platform for electro-optical engines for transceivers, co-packaged optics, light engines and sensing devices. Incorporating Micro-Lenses improves the coupling efficiency of light as it passes from one photonic device to another, which in turn reduces power consumption of the combined solution. The precise alignment and printing of the Micro-Lenses at wafer-level offers significant scalability and enhances our ability to address new markets with a uniquely powerful solution.”

“We are excited to collaborate with POET Technologies to implement Vanguard Automation’s photonic integration and packaging solutions,” said Thorsten Mayer, CEO and Managing Director of Vanguard Automation GmbH. “The ability to print Facet-Attached-Micro-Lenses at wafer level with POET’s Optical Interposer technology offers a unique electro-optical platform and combines the complementary strengths of both companies.”

POET Technologies and Vanguard Automation will initially collaborate to integrate the Micro-Lenses on POET’s LightBar™ products, aimed at AI-ML accelerators and bio-sensing applications to validate power efficiency improvements and the viability of chip-scale, wafer-level manufacturing using Micro-Lenses. POET expects to start sampling LightBar products incorporating Vanguard Automation’s Micro-Lenses to customers in the second half of 2023.

About POET Technologies Inc.
POET Technologies is a design and development company offering integration solutions based on the POET Optical Interposer™, a novel platform that allows the seamless integration of electronic and photonic devices into a single multi-chip module using advanced wafer-level semiconductor manufacturing techniques and packaging methods. POET’s Optical Interposer eliminates costly components and labor-intensive assembly, alignment, burn-in and testing methods employed in conventional photonics. The cost-efficient integration scheme and scalability of the POET Optical Interposer brings value to any device or system that integrates electronics and photonics, including some of the highest growth areas of computing, such as Artificial Intelligence (AI), the Internet of Things (IoT), autonomous vehicles and high-speed networking for cloud service providers and data centers. POET is headquartered in Toronto, with operations in Allentown, PA, Shenzhen, China and Singapore. More information may be obtained at www.poet-technologies.com.

About Vanguard Automation GmbH
Vanguard Automation combines a decade of research in integrated photonics with 20 years of experience in building high-precision assembly machinery to propel photonic integration and packaging. Headquartered in Karlsruhe, Germany, Vanguard Automation develops process technology and machines for creating low-loss photonic connections between passive and active optical components leveraging its unique IP portfolio for Photonic Wire Bonding and facet-attached micro-optics. Augmenting nano-print technology, Vanguard Automation’s solutions enable high packaging density, increased design flexibility and fabrication throughput.

Shareholder Contact: Shelton Group Brett L. Perry sheltonir@sheltongroup.com	POET Contact: Thomas R. Mika, EVP & CFO tm@poet-technologies.com	Vanguard Automation Contact: Sandra Striebig | Marketing/PR sandra.striebig@vanguard-automation.com Thorsten Mayer | CEO thorsten.mayer@vanguard-automation.com

This news release contains “forward-looking information” (within the meaning of applicable Canadian securities laws) and “forward-looking statements” (within the meaning of the U.S. Private Securities Litigation Reform Act of 1995). Such statements or information are identified with words such as “anticipate”, “believe”, “expect”, “plan”, “intend”, “potential”, “estimate”, “propose”, “project”, “outlook”, “foresee” or similar words suggesting future outcomes or statements regarding any potential outcome. Such statements include the Company’s expectations with respect to the success of the Company’s announced products and those of its customers.

Such forward-looking information or statements are based on a number of risks, uncertainties and assumptions, which may cause actual results or other expectations to differ materially from those anticipated and which may prove to be incorrect. Assumptions have been made regarding, among other things, management’s expectations regarding the success of the Company’s announced products, the timing of completion of its development efforts, the successful implementation third-party devices into its products, the capabilities of its operations, including its joint venture, to correctly gauge market needs and to produce products in the required amounts and on a timely basis. Actual results could differ materially due to a number of factors, including, without limitation, the failure of its products to meet performance requirements, the failure to produce products on a timely basis or at all, the failure of third-party components to operate as expected, and various operational and financial risks. Although the Company believes that the expectations reflected in the forward-looking information or statements are reasonable, prospective investors in the Company’s securities should not place undue reliance on forward-looking statements because the Company can provide no assurance that such expectations will prove to be correct. Forward-looking information and statements contained in this news release are as of the date of this news release and the Company assumes no obligation to update or revise this forward-looking information and statements except as required by law.

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